                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                 AMENDMENT NO. 1
                                       TO

                                  SCHEDULE 13D
                                 (RULE 13D-101)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)

                        VOICESTREAM WIRELESS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    928615103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Jill F. Dorsey, Esq.
                                 Powertel, Inc.
                             1239 O.G. Skinner Drive
                            West Point, Georgia 31833
                                 (706) 645-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 26, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

---------- ----------------------------------------------------------------------------------------------------------
  1        NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Powertel, Inc.
           58-1944750

---------- ----------------------------------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (a)   [ ]
                                                                                                         (b)   [X]
---------- ----------------------------------------------------------------------------------------------------------
  3        SEC USE ONLY
---------- ----------------------------------------------------------------------------------------------------------
  4        SOURCE OF FUNDS

           Not Applicable

---------- ----------------------------------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)              [ ]
---------- ----------------------------------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

--------------------------------------------------- ----- -----------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY                         7   SOLE VOTING POWER
OWNED BY EACH REPORTING
PERSON WITH                                               Not Applicable

                                                    ----- -----------------------------------------------------------
                                                      8   SHARED VOTING POWER

                                                          Not Applicable

                                                    ----- -----------------------------------------------------------
                                                      9   SOLE DISPOSITIVE POWER
                                                          Not Applicable
                                                    ----- -----------------------------------------------------------
                                                     10   SHARED DISPOSITIVE POWER
                                                          Not Applicable
---------- ----------------------------------------------------------------------------------------------------------
 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           Not Applicable
---------- ----------------------------------------------------------------------------------------------------------
 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                                                      [X]
---------- ----------------------------------------------------------------------------------------------------------
 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           Not Applicable
---------- ----------------------------------------------------------------------------------------------------------
 14        TYPE OF REPORTING PERSON

           CO
---------- ----------------------------------------------------------------------------------------------------------

         This Amendment No. 1 (this "Amendment") amends and supplements the
Schedule 13D filed on September 1, 2000 (the "Schedule 13D") by Powertel, Inc. ("Powertel") with respect to shares of Common Stock of VoiceStream Wireless Corporation, a Delaware corporation (the "Company"). All capitalized terms used in this Amendment and not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 13D.


ITEM 4.           PURPOSE OF TRANSACTION.

         Item 4 of the Schedule 13D is hereby amended by adding the following to the end thereof:

         In addition to the general provisions described above applying to each of the stockholder agreements, Telephone & Data Systems, Inc. ("TDS") and Powertel entered into a side letter agreement. This agreement provides that, in the event that the board of directors of TDS determines that TDS is subject to the regulations of the Investment Company Act of 1940 and TDS is unsuccessful in obtaining an exemption from such regulations or is not eligible for an exemption, the restrictions on TDS' right to transfer shares of the Company's Common Stock will be modified to allow it to sell the minimum number of shares of the Company's Common Stock that would allow TDS to avoid being characterized as an "investment company" under the Investment Company Act of 1940. A copy of the side letter agreement between Powertel and TDS is attached hereto as Exhibit 9 and is incorporated herein by reference.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 of the Schedule 13D is hereby amended by adding the following to the end thereof:

EXHIBIT NUMBER    DESCRIPTION
--------------    -----------

        9         Side Agreement between Telephone and Data Systems, Inc. and
                  Powertel, Inc. dated as of August 26, 2000.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       November 8, 2000

                                       POWERTEL, INC.


                                       By:  /s/ Jill F. Dorsey
                                          -------------------------------------
                                       Name:    Jill F. Dorsey
                                            -----------------------------------
                                       Title:   Vice President, General Counsel
                                             ----------------------------------

                                  EXHIBIT INDEX

EXHIBIT NUMBER    DESCRIPTION
--------------    -----------

        9         Side Agreement between Telephone and Data Systems, Inc. and
                  Powertel, Inc. dated as of August 26, 2000.